

September 25, 2023

Michael A. Martino
Chief Executive Officer
Ampio Pharmaceuticals, Inc.
9800 Mount Pyramid Court, Suite 400
Englewood, CO 80112

> **Re: Ampio Pharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 18, 2023**
> **File No. 333-274558**

Dear Michael A. Martino:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tyler Howes at 202-551-3370 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: April Hamlin, Esq.